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                          June 22, 2023

       David Jin, M.D., Ph.D.
       Chief Executive Officer
       Avalon GloboCare Corp.
       4400 Route 9 South, Suite 3100
       Freehold, NJ 07728

                                                        Re: Avalon GloboCare
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 16, 2023
                                                            File No. 333-272736

       Dear David Jin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.